Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended September 30, 2011	Year Ended December 31
		2010	2009	2008	2007	2006
Earnings:
Income before income taxes	46,942	57,694	29,160	30,345	15,259	4,207
Interest expense	29,925	—	—	—	—	—
Interest portion of operating leases	1,475	891	642	529	705	554
Amortization of Debt issuance costs	2,309	—	—	—	—	—
Equity in loss (income) of affiliated companies	52	—	—	(2)	(29)	(317)

Earnings for ratio calculation	80,703	58,585	29,802	30,872	15,935	4,444

Fixed charges:
Interest expense	29,925	—	—	—	—	—
Interest portion of operating leases	1,475	891	642	529	705	554
Amortization of Debt issuance costs	2,309	—	—	—	—	—

Total Fixed charges	33,709	891	642	529	705	554

Ratio of earnings to fixed charges	2.39	65.75	46.39	58.40	22.61	8.02